Exhibit 22.1
Issuers of Registered Guaranteed Debt Securities

RenaissanceRe Finance Inc. (“RenaissanceRe Finance”) is an indirect wholly owned subsidiary of RenaissanceRe Holdings Ltd. (“RenaissanceRe Holdings”). As of December 31, 2022, RenaissanceRe Finance was the issuer of $300.0 million principal amount of its 3.450% Senior Notes due July 1, 2027 (the “2027 Notes”). The 2027 Notes are fully and unconditionally guaranteed by RenaissanceRe.